UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                                  RULE 13E-100

                         RULE13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            PORTLAND BREWING COMPANY
                                (Name of Issuer)

                            PORTLAND BREWING COMPANY
                      (Name of Person(s) Filing Statement)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   736 420 100
                      (CUSIP Number of Class of Securities)

                         Frederick L. Bowman, President
                            Portland Brewing Company
                               2730 NW 31st Avenue
                             Portland, Oregon 97201
                                  503-226-7623
                  (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications on Behalf of
                           Person(s) Filing Statement)

                                   Copies To:
                              Carmen M. Calzacorta
                                 Darius Hartwell
                        Schwabe Williamson & Wyatt, P.C.
                     1211 SW Fifth Avenue, Suites 1600-1900
                           Portland, Oregon 97204-3795
                                  503-222-9981


This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.   [ ] A tender offer.

d.   [ ] None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

         Check the following box if the filing fee is a final amendment reporting the results of the transaction. [ ]

                            CALCULATION OF FILING FEE


   TRANSACTION VALUATION*                               AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
       $259,871.00                                            $51.97

         * Estimated maximum price to be paid in lieu of issuance of fractional shares of common stock to persons who would hold less than one whole share of common stock of record in any discrete account after the proposed Reverse Split based on an amount per share equal to the product obtained by multiplying (A) $0.10 by (B) the total number of shares of common stock owned by all such shareholders of record in each shareholder's account immediately prior to the Reverse Split.

         ** Determined pursuant to Rule 0-11(b)(1) by multiplying $259,871.00 by 1/50 of 1%.

         [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount previously paid:                     Filing Party:
         Form or Registration No.:                   Date Filed:

                                  INTRODUCTION

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by Portland Brewing Company ("Portland Brewing" or the "Company") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. The MacTarnahan Portland Brewing Company Voting Trust, Electra Partners, Inc., and Karban Development Corporation are simultaneously filing a separate Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Filing Persons' 13E-3"). The Company is submitting to its shareholders a proposal to approve and adopt a proposal for:

         (a) 600,000-for-one reverse stock split of the Company's common stock (the "Reverse Split"); and

         (b) a cash payment per share of $0.10 for the currently outstanding common stock in lieu of the issuance of any resulting fractional shares of common stock to persons who would hold less than one whole share of common stock of record in any discrete account after the proposed Reverse Split.

         The Reverse Split is upon the terms and subject to the conditions set forth in the Company's Proxy Statement for the Company's Special Meeting of Shareholders scheduled to be held on [__________], 2004 (the "Special Meeting"). The Reverse Split requires an amendment to the Company's Articles of Incorporation, as amended. The other purposes of the Special Meeting are (1) to approve the Asset Purchase Agreement dated as of January 26, 2004 among Portland Brewing, Pyramid Breweries Inc., and PBC Acquisition, LLC, a subsidiary of Pyramid Breweries Inc. (Pyramid Breweries Inc. and PBC Acquisition, LLC collectively referred to as "Pyramid") pursuant to which Portland Brewing will sell substantially all of its assets used in its brewery and brewery-restaurant operations to Pyramid and (2) to transact such other business as may properly come before the Special Meeting.

         The following Cross-Reference Sheet is supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement filed by the Company with the Securities and Exchange Commission on April _____, 2004 (including all annexes and exhibits thereto, the "Proxy Statement") and in the Filling Persons' 13E-3, of the information required to be included in response to the items of this Schedule 13E-3. The information in the Proxy Statement is expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement.

ITEM 1. SUMMARY TERM SHEET.

Reg. M-A 1001

The information set forth in the Proxy Statement under the caption "SUMMARY- The Reverse Split Proposal" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

Reg. M-A 1002

         (a) The information set forth in the Proxy Statement under the caption "SUMMARY- The Parties to the Asset Sale" is incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under the caption "THE SPECIAL MEETING- Record Date and Outstanding Shares" is incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under the caption "SUMMARY- Recent Market Price of Portland Brewing Common Stock" is incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under the caption "SUMMARY- The Asset Sale" is incorporated herein by reference. The Company has not paid any dividends in the past two years.

         (e)      Not applicable.

         (f)      Not applicable.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

Reg. M-A 1003(a) through (c)

         (a)-(c) The filing person is the subject company. The names and addresses of the Company's Directors and Executive officers, is set forth in Part I, Item 8- "Directors, Executive Officers and Significant Employees" of the Company's Form 10-KSB filed with the commission on March 30, 2004, which is incorporated herein by reference. The identities of entities which control the Company are set forth in the Proxy Statement under the caption "SUMMARY- The Asset Sale" which is incorporated by reference.

                  The MacTarnahan Portland Brewing Company Voting Trust ("Voting Trust") is a trust formed under the laws of the State of Oregon with its principal office located at 11416 SW Lynnridge, Portland, Oregon 97225. The principal business of the Voting Trust is to hold shares of Portland Brewing Company and to vote the shares as directed by the trustee. Robert Malcolm MacTarnahan (11416 SW Lynnridge, Portland, Oregon 97225) is the trustee of the Voting Trust and Robert Scott MacTarnahan (11416 SW Lynnridge, Portland, Oregon 97225) is a successor trustee of the Voting Trust. Robert M. MacTarnahan and Robert Scott MacTarnahan are citizens of the United States of America.

                  Electra Partners, Inc. ("Electra") is an Oregon corporation with its principal office located at 17675 Farmington Road PMB #470, Aloha, Oregon, 97007-3216. Electra's principal business is owning and operating a landfill. Charles Anthony Adams (4047 SW Shattuck Road Portland, Oregon 97221-3042) is a director and President of Electra. Each of Peter Francis Adams (3011 SW Nottingham Drive, Portland, Oregon 97201) and Carol Crampton Adams (3011 SW Nottingham Drive, Portland, Oregon 97201) is a Vice President and director of Electra. Charles Anthony Adams, Peter Francis Adams and Carol Crampton Adams are citizens of the United States of America.

                  Karban Development Corporation ("Karban") is an Oregon corporation with its principal office located at 21630 SW Farmington Road, Aloha, Oregon. Karban's principal business is real property development. Charles Anthony Adams (4047 SW Shattuck Road Portland, Oregon 97221-3042) is a director and President of Karban. Peter Francis Adams (3011 SW Nottingham Drive, Portland, Oregon 97201) is a director, Secretary and Vice President of Karban. Charles Anthony Adams and Peter Francis are citizens of the United States of America.

                  None of the above mentioned natural persons was: (a) convicted in a criminal proceeding during the past five years (excluding traffic violation or similar misdemeanors); or (b) a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each of the Directors and Executive Officers of the Company are citizens of the United States of America.

ITEM 4. TERMS OF THE TRANSACTION.

Reg. M-A 1004(a) and (c) through (f)

         (a) The information set forth in the Proxy Statement under the captions "SUMMARY- The Reverse Split Proposal," "THE REVERSE SPLIT PROPOSAL- Background of the Reverse Split," "THE REVERSE SPLIT PROPOSAL- Reasons for the Reverse Split," "THE REVERSE SPLIT PROPOSAL- Structure of the Reverse Split," "THE REVERSE SPLIT PROPOSAL- Effect of Reverse Split on the Shareholders," "THE REVERSE SPLIT PROPOSAL- Effect of the Reverse Split on the Portland Brewing Affiliates," "THE REVERSE SPLIT PROPOSAL-Consideration in Lieu of Shares," and "THE REVERSE SPLIT PROPOSAL- Material U.S. Federal Income Tax Consequences of the Reverse Split," is incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under the captions "SUMMARY- The Reverse Split Proposal," "THE REVERSE SPLIT PROPOSAL- Structure of the Reverse Split," "THE REVERSE SPLIT PROPOSAL- Effect of the Reverse Split on Shareholders," and "THE REVERSE SPLIT PROPOSAL- Effect of the Reverse Split on the Portland Brewing Affiliates," is incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under the caption "THE REVERSE SPLIT PROPOSAL- Dissenters' Rights-Reverse Split Proposal" is incorporated herein by reference.

         (e) The information set forth in the Proxy Statement under the caption "THE REVERSE SPLIT PROPOSAL- Factors Considered by The Special Committee and The Board of Directors" is incorporated herein by reference.

         (f)      Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Reg. M-A 1005(a) through (c) and (e)

         (a) The information set forth in Part I, Item 11- "Interest of Management and Others in Certain Transactions" of the Company's Form 10-KSB filed with the commission on March 30, 2004, is incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under the captions "SUMMARY- The Asset Sale," "THE ASSET SALE PROPOSAL-Background of the Asset Sale," "THE ASSET SALE PROPOSAL-Reasons for the Asset Sale," "SUMMARY- The Reverse Split Proposal," "THE REVERSE SPLIT PROPOSAL- Background of the Reverse Split," and "THE REVERSE SPLIT PROPOSAL- Reasons for the Reverse Split" is incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under the captions "SUMMARY- The Asset Sale," "THE ASSET SALE PROPOSAL-Background of the Asset Sale," "THE ASSET SALE PROPOSAL-Reasons for the Asset Sale," "SUMMARY- The Reverse Split Proposal," "THE REVERSE SPLIT PROPOSAL- Background of the Reverse Split," and "THE REVERSE SPLIT PROPOSAL- Reasons for the Reverse Split" is incorporated herein by reference.

         (e) The information set forth in the Proxy Statement under the caption "SUMMARY- The Asset Sale" is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Reg. M-A 1006(b) and (c)(1)-(8)

         (b) The information set forth in the Proxy Statement under the caption "SUMMARY- The Reverse Split Proposal" is incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under the captions "THE ASSET SALE PROPOSAL," and "THE REVERSE SPLIT PROPOSAL" and all subheadings thereunder is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

Reg. M-A 1013

         (a) The information set forth in the Proxy Statement under the captions "THE REVERSE SPLIT PROPOSAL- Background of the Reverse Split," and "THE REVERSE SPLIT PROPOSAL- Reasons for the Reverse Split" is incorporated herein by reference.

         (b)-(c) The information set forth in the Proxy Statement under the captions "THE REVERSE SPLIT PROPOSAL- Background of the Reverse Split," "THE REVERSE SPLIT PROPOSAL- Reasons for the Reverse Split" and "THE REVERSE SPLIT PROPOSAL- Factors Considered by The Special Committee and The Board of Directors" is incorporated herein by reference. The information set forth in Items 7(b) and (c) of the Filing Persons' 13E-3 is incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under the captions "THE REVERSE SPLIT PROPOSAL- Structure of the Reverse Split," "THE REVERSE SPLIT PROPOSAL- Effect of the Reverse Split on Shareholders," "THE REVERSE SPLIT PROPOSAL- Effect of the Reverse Split on Portland Brewing," "THE REVERSE SPLIT PROPOSAL- Effect of the Reverse Split on the Portland Brewing Affiliates," "THE REVERSE SPLIT PROPOSAL - Source of Funds and Financial Effect of the Reverse Split," and "THE REVERSE SPLIT PROPOSAL- Material Federal Income Tax Consequences of the Reverse Split" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

Reg. M-A 1014

         (a) The information set forth in the Proxy Statement under the caption "THE REVERSE SPLIT PROPOSAL- Factors Considered by The Special Committee and The Board of Directors" is incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under the captions "THE REVERSE SPLIT PROPOSAL- Background of the Reverse Split," "THE REVERSE SPLIT PROPOSAL- Reasons for the Reverse Split," and "THE REVERSE SPLIT PROPOSAL- Factors Considered by The Special Committee and The Board of Directors" is incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under the caption "THE REVERSE SPLIT PROPOSAL- Vote Required" is incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under the captions "THE REVERSE SPLIT PROPOSAL - Factors Considered by The Special Committee and The Board of Directors" and "THE REVERSE SPLIT PROPOSAL- Financial Terms of the Transaction" is incorporated herein by reference.

         (e) The information set forth in the Proxy Statement under the captions "THE REVERSE SPLIT PROPOSAL- Background of the Reverse Split," and "THE REVERSE SPLIT PROPOSAL-Recommendation of the Board of Directors" is incorporated herein by reference.

         (f) The information set forth in the Proxy Statement under the captions "SUMMARY- The Asset Sale," "THE ASSET SALE PROPOSAL-Background of the Asset Sale," and "THE ASSET SALE PROPOSAL-Reasons for the Asset Sale" is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

Reg. M-A 1015

         (a)-(b) The information set forth in the Proxy Statement under the captions "THE REVERSE SPLIT PROPOSAL- Background of the Reverse Split," "THE REVERSE SPLIT PROPOSAL- Reasons for the Reverse Split," and "THE REVERSE SPLIT PROPOSAL- Opinion of Financial Advisor" is incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under the caption "AVAILABLE INFORMATION" is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Reg. M-A 1007

         (a) The information set forth in the Proxy Statement under the caption "THE REVERSE SPLIT PROPOSAL- Source of Funds and Financial Effect of the Reverse Split" is incorporated herein by reference.

         (b)      Not applicable.

         (c) The information set forth in the Proxy Statement under the caption "THE REVERSE SPLIT PROPOSAL- Source of Funds and Financial Effect of the Reverse Split" is incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under the caption "THE REVERSE SPLIT PROPOSAL- Source of Funds and Financial Effect of the Reverse Split" is incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Reg. M-A 1008

         (a) The information set forth in the Proxy Statement under the caption "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

         (b)      Not applicable.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

Reg. M-A 1012(d) and (e)

         (d) The information set forth in the Proxy Statement under the caption "SUMMARY- The Special Meeting" is incorporated herein by reference.

         (e) The information set forth in the Proxy Statement under the captions "THE REVERSE SPLIT PROPOSAL- Factors Considered by The Special Committee and The Board of Directors" and "THE REVERSE SPLIT PROPOSAL- Recommendation of the Board of Directors" is incorporated herein by reference. The information set forth in Item 12(e) of the Filing Persons' 13E-3 is incorporated herein by reference

ITEM 13. FINANCIAL STATEMENTS.

Reg. M-A 1010(a) and (b)

         (a) The financial statements set forth in Annex F of the Proxy Statement are incorporated herein by reference.

         (b) The financial information set forth in Annex F of the Proxy Statement is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Reg. M-A 1009

         (a) The information set forth in the Proxy Statement under the caption "THE REVERSE SPLIT PROPOSAL- Opinion of Financial Advisor" is incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under the captions "THE REVERSE SPLIT PROPOSAL - Source of Funds and Financial Effect of the Reverse Split" and "THE REVERSE SPLIT PROPOSAL- Opinion of Financial Advisor" is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

Reg. M-A 1011(b)

         (b) The information set forth in the Proxy Statement, together with the proxy card, is incorporated herein by reference.

ITEM 16. EXHIBITS.

Reg. M-A 1016(a) through (d), (f) and (g)

         (a)      Proxy Statement, together with the proxy card*

         (b)      Business Loan Agreement (Asset Based) dated September 1,
                  2003**

                  First Amendment to Business Loan Agreement (Asset Based) dated December 26, 2003**

                  Second Amendment to Business Loan Agreement (Asset Based) dated March 8, 2004**

                  Letter Agreement between the Company and MacTarnahan Limited Partnership and other parties dated January 24, 2004**

                  Letter Agreement between the Company and MacTarnahan Limited Partnership and other parties dated March 25, 2004**

         (c)      Fairness Opinion of Willamette Management Associates, Inc.***

                  Willamette Capital Management Inc.'s presentation to the Special Committee of the Board of Directors on January 24, 2004****

                  Letter Agreement between the Company and MacTarnahan Limited Partnership dated March 25, 2004**

         (d)      Voting Agreement dated July 27, 2001#

                  Voting Trust Agreement dated May 31, 2002##

                  Voting Agreement dated January 26, 2004###

         (f)      Copy of Dissenters' Rights Statute*****

         (g)      Not applicable


----------------

*        Filed herewith.

** Incorporated by reference to Form 10-KSB filed by Portland Brewing Company on March 30, 2004, exhibits 10.38, 10.39, 10.40, 10.43, 10.44, and 10.47, respectively.

*** Incorporated by reference to Annex D of Exhibit (a) which is filed herewith.

**** Incorporated by reference to Annex E of Exhibit (a) which is filed herewith.

***** Incorporated by reference to Annex B of Exhibit (a) which is filed herewith.

# Incorporated by reference to Schedule 13D Amendment No. 2 filed by the MacTarnahan Portland Brewing Company Voting Trust and the Adams Parties on July 30, 2001.

## Incorporated by reference to Schedule 13D filed by the MacTarnahan Portland Brewing Company Voting Trust on June 8, 2001.

### Incorporated by reference to Form 8-K filed by Pyramid Breweries Inc. on January 28, 2004.

                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    PORTLAND BREWING COMPANY


                                    By:      /s/ FRED BOWMAN
                                       ----------------------------------------
                                    Name:    Fred Bowman
                                         --------------------------------------
                                    Title:   President
                                          -------------------------------------
                                    Dated:   April 8, 2004

EXHIBIT INDEX

EXHIBIT DESCRIPTION

         (a)      Proxy Statement, together with the proxy card*

         (b)      Business Loan Agreement (Asset Based) dated September 1,
                  2003**

                  First Amendment to Business Loan Agreement (Asset Based) dated December 26, 2003**

                  Second Amendment to Business Loan Agreement (Asset Based) dated March 8, 2004**

                  Letter Agreement between the Company and MacTarnahan Limited Partnership and other parties dated January 24, 2004**

                  Letter Agreement between the Company and MacTarnahan Limited Partnership and other parties dated March 25, 2004**

                  Letter Agreement between the Company and MacTarnahan Limited Partnership dated March 25, 2004**

         (c)      Fairness Opinion of Willamette Management Associates, Inc.***

                  Willamette Capital Management Inc.'s presentation to the Special Committee of the Board of Directors on January 24, 2004****

         (d)      Voting Agreement dated July 27, 2001#

                  Voting Trust Agreement dated May 31, 2002##

                  Voting Agreement dated January 26, 2004###

         (f)      Copy of Dissenters' Rights Statute*****

         (g)      Not applicable


---------------

*        Filed herewith.

** Incorporated by reference to Form 10-KSB filed by Portland Brewing Company on March 30, 2004, exhibits 10.38, 10.39, 10.40, 10.43, 10.44, and 10.47, respectively.

*** Incorporated by reference to Annex D of Exhibit (a) which is filed herewith.

**** Incorporated by reference to Annex E of Exhibit (a) which is filed herewith.

***** Incorporated by reference to Annex B of Exhibit (a) which is filed herewith.

# Incorporated by reference to Schedule 13D Amendment No. 2 filed by the MacTarnahan Portland Brewing Company Voting Trust and the Adams Parties on July 30, 2001.

## Incorporated by reference to Schedule 13D filed by the MacTarnahan Portland Brewing Company Voting Trust on June 8, 2001.

### Incorporated by reference to Form 8-K filed by Pyramid Breweries Inc. on January 28, 2004.

                            PORTLAND BREWING COMPANY

    PROXY FOR SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON __________, 2004

         The undersigned acknowledges receipt of the Notice of Annual Meeting of Shareholders and Proxy Statement, each dated __________, 2004 and names, constitutes and appoints Frederick L. Bowman and Jerome Chicvara, or either of them acting in absence of the other, with full power of substitution, my true and lawful attorneys and Proxies for me and in my place and stead to attend the Special Meeting of the Shareholders of Portland Brewing Company (the "Company") to be held at _________ on __________, 2004, and at any adjournment thereof, and to vote all the shares of Common Stock and/or Series A Preferred stock held of record in the name of the undersigned with all the powers that the undersigned would possess if he, she or it were personally present.

1. PROPOSAL 1-- ASSET SALE PROPOSAL: To consider and vote upon the approval of the Asset Purchase Agreement dated as of January 26, 2004 among Portland Brewing Company, Pyramid Breweries Inc., and PBC Acquisition, LLC, a subsidiary of Pyramid Breweries Inc. (Pyramid Breweries Inc. and PBC Acquisition, LLC collectively referred to as "Pyramid") pursuant to which we will sell substantially all of our assets used in our brewery and brewery-restaurant operations to Pyramid. (Proposed by Board of Directors).


       FOR PROPOSAL 1 |_|   AGAINST PROPOSAL 1 |_|   ABSTAIN ON PROPOSAL 1 |_|

         THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF PROPOSAL 1.


2. PROPOSAL 2 -- REVERSE SPLIT PROPOSAL: To amend our Articles of Incorporation, as previously amended, to effect a reverse stock split and cash payment in respect of the resulting fractional shares. (Proposed by Board of Directors).


       FOR PROPOSAL 2 |_|   AGAINST PROPOSAL 2 |_|   ABSTAIN ON PROPOSAL 2 |_|

         THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF PROPOSAL 2.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS OF THE COMPANY. IF NO SPECIFIC DIRECTION IS GIVEN AS TO ANY OF THE ABOVE ITEMS, THIS PROXY WILL BE VOTED FOR PROPOSAL 1 AND FOR PROPOSAL 2. THE PROXIES MAY VOTE IN THEIR DISCRETION AS TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING.


                             Dated
                                  ----------------------------------------------

                             ---------------------------------------------------
                             Shareholder (print name)

                             ---------------------------------------------------
                             Shareholder (sign name)

                             I do (   ) do not (   ) plan to attend the meeting.
                             (Please check)